Vocana

Jim Knight <JKnight@AcuServeCorp.com>

Fri 6/18/2021 1:16 PM

To: Amie Barone <AMieb@acuservecorp.com>; John Stalnaker <JStalnaker@AcuServeCorp.com>; Yvette Nugent <YNugent@AcuServeCorp.com>; Troy Litwiler <tlitwiler@acuservecorp.com>; Diane Kline <dkline@acuservecorp.com>; Bob Mattler <bmattler@acuservecorp.com>; Jennifer Sylvester <jsylvester@acuservecorp.com>; kyurchiak@yahoo.com <kyurchiak@yahoo.com>

Happy TGIF everyone,

Finally!! We have launched our fundraising campaign for the Music App (Vocana) that we have talked about.

This stage we are seeing what type of interest we can get and if we reach over $50,000 of pledges then we will file with the SEC and after that is done you will be asked if you are sure you want to invest. So bottom line is you can only Pledge at this time.

Please check out the site and provide me any feedback on what you think would need be to be changed to improve the message.

https://wefunder.com/vocana/

Feel free to forward this on to anyone you think would be interested. Also we are currently onboarding invitation only artists now so if you know of anyone that would like to be a part our beta phase have them sign up on our website and let me know. www.vocana.co

Jim

Disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.